EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2005	2006	2007	2008	2009
EARNINGS
Income Before Income Taxes and Equity Earnings	$114,341	$138,289	$87,333	$129,489	$140,035
Fixed Charges (as below)	55,808	63,242	79,435	119,516	109,146
Total Earnings	$170,149	$201,531	$166,768	$249,005	$249,181

FIXED CHARGES
Interest Expense	$50,089	$55,213	$60,619	$93,150	$70,500
Credit for Allowance for Borrowed Funds Used During Construction	1,198	2,208	9,795	19,800	29,546
Trust Dividends	(179)	(179)	(179)	(134)	-
Estimated Interest Element in Lease Rentals	4,700	6,000	9,200	6,700	9,100
Total Fixed Charges	$55,808	$63,242	$79,435	$119,516	$109,146

Ratio of Earnings to Fixed Charges	3.04	3.18	2.09	2.08	2.28